Exhibit 12(a)

Exhibit 12. (a)

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Year Ended

(millions, except ratios)	2000	1999	1998	1997	1996

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,248	$1,268	$1,423	$1,409	$1,365

Add interest element implicit in rentals	136	133	144	147	121
	1,384	1,401	1,567	1,556	1,486
Interest capitalized	4	5	5	3	5

Total fixed charges	$1,388	$1,406	$1,572	$1,559	$1,491

Income
Income from continuing operations	$1,343	$1,453	$1,072	$1,188	$1,271
Deduct undistributed net income (loss)
of unconsolidated companies	17	(5)	11	13	8
	1,326	1,458	1,061	1,175	1,263

Add
Fixed charges (excluding interest capitalized)	1,384	1,401	1,567	1,556	1,486
Income taxes	831	904	766	912	834
Income before fixed charges and
income taxes	$3,541	$3,763	$3,394	$3,643	$3,583

Ratio of income to fixed charges	2.55	2.68	2.16	2.34	2.40